Exhibit 99.1

AMENDMENT NUMBER ONE
TO CREDIT AGREEMENT AND WAIVER

THIS AMENDMENT NUMBER ONE TO CREDIT AGREEMENT AND WAIVER (this “Amendment”), dated as of January 21, 2022, is entered into by and among the lenders identified on the signature pages hereof (each of such lenders, together with its successors and permitted assigns, is referred to hereinafter as a “Lender”, as that term is hereinafter further defined), [REDACTED NAME OF US-BASED PRIVATE CREDIT INVESTMENT FUND PER CONFIDENTIALITY PROVISIONS], a Delaware limited partnership, as administrative agent and collateral agent for each member of the Lender Group (in such capacity, together with its successors and assigns in such capacity, “Agent”) as sole lead arranger (in such capacity, together with its successors and assigns in such capacity, the “Sole Lead Arranger”) and sole book runner (in such capacity, together with its successors and assigns in such capacity, the “Sole Book Runner”), GLASS HOUSE BRANDS INC. a British Columbia corporation (“Parent”), MPB ACQUISITION CORP., a Nevada corporation (“Intermediate Holdco”), GHB USUB, LLC, a Delaware limited liability company (“New Holdco”), GH GROUP, INC. a Delaware corporation (“Borrower”) and certain Subsidiaries of the Borrower from time to time party hereto as guarantors, and in light of the following:

W I T N E S S E T H

WHEREAS, Parent, Intermediate Holdco, Borrower, Lenders, and Agent are parties to that certain Credit Agreement, dated as of December 10, 2021 (as amended, restated, supplemented, or otherwise modified from time to time, the “Credit Agreement”);

WHEREAS, pursuant to Section 5.21 of the Credit Agreement, Borrower has failed to (i) on or before January 07, 2022, join New Holdco to the Credit Agreement, join New Holdco to the Guaranty and Security Agreement, provide a pledge agreement and appropriate certificates and powers pledging all the Equity Interests in New Holdco, and provide the Governing Documents of New Holdco and opinions of counsel, (ii) on or before December 31, 2022, deliver a Collateral Access Agreement for each of the locations listed on Schedule 5.21, (iii) on or before December 31, 2022, deliver a Control Agreement for the Alterna Savings accounts listed on Schedule 5.21, and (iv) on or before January 10, 2022 deliver to Agent evidence that the County of Santa Barbara fixture filing with financing statement number 2018-0010237 has been terminated (collectively, the Designated Events of Default”);

WHEREAS, Borrower has requested that Agent and Lenders make certain amendments to the Credit Agreement, waive certain post-closing requirements of the Credit Agreement, and waive the Designated Events of Default; and

WHEREAS, upon the terms and conditions set forth herein, Agent and Lenders are willing to make certain amendments to the Credit Agreement and waive the Designated Events of Default.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.             Defined Terms. All initially capitalized terms used herein (including the preamble and recitals hereof) without definition shall have the meanings ascribed thereto in the Credit Agreement (including Schedule 1.1 thereto).

2.             Amendments to Credit Agreement. Subject to the satisfaction (or waiver in writing by Agent) of the conditions precedent set forth in Section 4 hereof, the Credit Agreement, including Schedule 5.21, shall be amended as follows:

(a)            The preamble to the Credit Agreement is hereby amended and restated in its entirety as follows:

“THIS CREDIT AGREEMENT (this “Agreement”), is entered into as of December 10, 2021, by and among the lenders identified on the signature pages hereof (each of such lenders, together with its successors and permitted assigns, is referred to hereinafter as a “Lender”, as that term is hereinafter further defined), [REDACTED NAME OF US-BASED PRIVATE CREDIT INVESTMENT FUND PER CONFIDENTIALITY PROVISIONS], a Delaware limited partnership, as administrative agent and collateral agent for each member of the Lender Group (in such capacity, together with its successors and assigns in such capacity, “Agent”) as sole lead arranger (in such capacity, together with its successors and assigns in such capacity, the “Sole Lead Arranger”) and sole book runner (in such capacity, together with its successors and assigns in such capacity, the “Sole Book Runner”), GLASS HOUSE BRANDS INC. a British Columbia corporation (“Parent”), MPB ACQUISITION CORP., a Nevada corporation (“Intermediate Holdco”), GHB USUB, LLC, a Delaware limited liability company (“New Holdco”), GH GROUP, INC. a Delaware corporation (“Borrower”) and certain Subsidiaries of the Borrower from time to time party hereto as guarantors.”

(b)            Schedule 1.1 of the Credit Agreement is hereby amended by amending and restating each of the following defined terms in their entirety as follows:

“Guarantor” means (a) each Subsidiary of Borrower as of the Closing Date (other than any Excluded Subsidiary), (b) Parent, (c) Intermediate Holdco, (d) New Holdco, and (e) each other Person that becomes a guarantor after the Closing Date pursuant to Section 5.11 of the Agreement.

“Permitted [REDACTED] Acquisition” means the acquisition by a wholly-owned Subsidiary of Borrower (or from and after the date of formation of New Holdco and execution and delivery of a joinder to this Agreement by New Holdco in accordance with Section 5.21, a wholly-owned Subsidiary of New Holdco) of the equity interests of  five retail Cannabis companies affiliated with [REDACTED], so long as all the requirements set forth in the definition of “Permitted Acquisition” are satisfied in a manner satisfactory to Agent;  provided, that (a) Permitted Convertible Indebtedness may be incurred to consummate such Acquisition  in an amount not to exceed $20,000,000 but no other Indebtedness may be incurred in connection with such Acquisition, and (b) the cash  consideration payable in respect of such Acquisition may exceed $2,500,000 but only to the extent such consideration is payable solely from the proceeds of Permitted Convertible Indebtedness in an amount not to exceed $20,000,000. The Permitted [REDACTED] Acquisition shall be considered a “Permitted Acquisition” for the purposes of the definition of “EBITDA” and “Permitted Investments”.

(c)            Schedule 5.21 of the Credit Agreement is hereby amended and restated in its entirety in the form attached hereto as Exhibit A.

3.             Waiver of Designated Events of Default. The provisions of the Credit Agreement and the other Loan Documents to the contrary notwithstanding, subject to the satisfaction (or waiver in writing by Agent) of the conditions precedent set forth in Section 4 hereof, Agent and Lenders hereby waive the Designated Events of Default; provided, that nothing herein, nor any communications among Parent, Borrower, any Guarantor, Agent, or any Lender, shall be deemed a waiver with respect to any Events of Default (other than the Designated Events of Default), or any future failure of Parent, Borrower or any Guarantor to comply fully with any provision of the Credit Agreement or any provision of any other Loan Document, and in no event shall this waiver be deemed to be a waiver of enforcement of any of Agent’s or Lenders’ rights or remedies under the Credit Agreement and the other Loan Documents, at law (including under the Code), in equity, or otherwise including, without limitation, the right to declare all Obligations immediately due and payable pursuant to Section 9.1 of the Credit Agreement, with respect to any other Defaults or Events of Default now existing or hereafter arising. Except as expressly provided herein, Agent and each Lender hereby reserves and preserves all of its rights and remedies against Parent, Borrower and any Guarantor under the Credit Agreement and the other Loan Documents, at law (including under the Code), in equity, or otherwise including, without limitation, the right to declare all Obligations immediately due and payable pursuant to Section 9.1 of the Credit Agreement.

4.             Conditions Precedent to Amendment. The satisfaction (or waiver in writing by Agent) of each of the following shall constitute conditions precedent to the effectiveness of the Amendment (such date being the “Amendment Effective Date”):

(a)            Agent shall have received this Amendment, duly executed by the parties hereto, and the same shall be in full force and effect;

(b)            Agent shall have received UCC, tax lien, judgment lien, litigation, bankruptcy and intellectual property searches with respect to New Holdco, and the same shall be satisfactory to Agent.

(c)            Agent shall have received each of the following documents, each in form and substance satisfactory to Agent, each duly executed and delivered by the parties thereto, and each such document shall be in full force and effect:

i.            Joinder to the Credit Agreement;

ii.           Joinder to the Guaranty and Security Agreement;

iii.          a Pledged Interests Addendum provided by Borrower to Agent with respect to the pledge of the Equity Interests of New Holdco (the “GH Group Pledged Interest Addendum”);

iv.          a Pledged Interests Addendum provided by New Holdco to Agent with respect to the pledge of the Equity Interests of [REDACTED – SUBSIDIARY GUARANTORS] (the “New Holdco Pledged Interest Addendum”);

v.           that certain Contribution and Assignment Agreement dated as of the date hereof (the “Contribution and Assignment Agreement”); and

vi.          Joinder to the Intercompany Subordination Agreement.

(d)            Agent shall have received an opinion of New Holdco’s counsel, in form and substance satisfactory to Agent, with respect to such matters as Agent may reasonably request.

(e)            Agent shall have received appropriate UCC financing statements to be filed against New Holdco in such office or offices as may be necessary or, in the opinion of Agent, desirable to perfect Agent’s Liens in and to the Collateral owned by New Holdco.

(f)            Except as set forth in Exhibit A hereto, Agent shall have received certificates of insurance, together with the endorsements thereto, as are required by Section 5.6 of the Credit Agreement, the form and substance of which shall be satisfactory to Agent.

(g)            Agent shall have received a certificate from an authorized officer of New Holdco in such capacity (i) attesting that the copies of New Holdco’s Governing Documents attached thereto are in effect as of the date thereof, and that there have been no amendments, restatements, supplements or other modifications to such Governing Documents as of the date thereof, (ii) attesting to the resolutions of New Holdco’s board of directors authorizing its execution, delivery, and performance of the Loan Documents to which it is a party, (iii) authorizing specific officers of New Holdco to execute the same, and (iv) attesting to the incumbency and signatures of such specific officers of New Holdco.

(h)            Agent shall have received a certificate of status with respect to New Holdco, which certificate shall (i) be issued by the appropriate officer of the jurisdiction of organization of New Holdco within fifteen days of such delivery, (ii) indicate that New Holdco is in good standing in such jurisdiction, and (iii) be in form and substance satisfactory to Agent.

(i)             After giving effect to this Amendment, the representations and warranties contained herein, in the Credit Agreement, and in the other Loan Documents, in each case shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) on and as of the date hereof, as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall continue to be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of such earlier date). Notwithstanding anything herein to the contrary, none of the Element Entities are making any of the representations in Section 4.5, 4.7, 4.15 or 4.26 of the Credit Agreement on the Amendment Effective Date.

(j)             No injunction, writ, restraining order, or other order of any nature prohibiting, directly or indirectly, the consummation of the transactions contemplated herein shall have been issued and remain in force by any Governmental Authority against Borrower, any Guarantor, Agent, any other member of the Lender Group.

(k)            No Default or Event of Default shall have occurred and be continuing as of the Amendment Effective Date, nor shall either result from the consummation of the transactions contemplated herein.

(l)             Borrower shall pay concurrently with the closing of the transactions evidenced by this Amendment, all fees, costs, expenses and taxes then payable pursuant to the Credit Agreement and Section 6 of this Amendment.

(m)           All other documents and legal matters in connection with the transactions contemplated by this Amendment shall have been delivered, executed, or recorded and shall be in form and substance reasonably satisfactory to Agent.

5.             Representations and Warranties. Borrower, New Holdco and each Guarantor hereby represents and warrants to Agent and each other member of the Lender Group as follows:

(a)            It (i) is duly organized and existing and in good standing under the laws of the jurisdiction of its organization, (ii) is qualified to do business in any state where the failure to be so qualified could reasonably be expected to result in a Material Adverse Effect, and (iii) has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, to enter into this Amendment and the other Loan Documents to which it is a party and to carry out the transactions contemplated hereby and thereby.

(b)            The execution, delivery, and performance by it of this Amendment and the performance by it of each Loan Document to which it is or will be a party (i) have been duly authorized by all necessary action, (ii) do not and will not (A) violate any material provision of federal, state or local law or regulation applicable to it or its Subsidiaries, the Governing Documents of it or its Subsidiaries, or any order, judgment, or decree of any court or other Governmental Authority binding on it or its Subsidiaries, (B) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any material agreement of it or its Subsidiaries where any such conflict, breach or default could individually or in the aggregate reasonably be expected to have a Material Adverse Effect, (C) result in or require the creation or imposition of any Lien of any nature whatsoever upon any assets of any Loan Party, other than Permitted Liens, or (D) require any approval of any holder of Equity Interests of a Loan Party or any approval or consent of any Person under any material agreement of any Loan Party, other than consents or approvals that have been obtained and that are still in force and effect and except, in the case of material agreements, for consents or approvals, the failure to obtain could not individually or in the aggregate reasonably be expected to cause a Material Adverse Effect.

(c)            No registration with, consent, or approval of, or notice to, or other action with or by, any Governmental Authority is required in connection with the execution, delivery and performance by it of this Amendment or any other Loan Document to which it is or will be a party.

(d)            This Amendment is, and each other Loan Document to which it is or will be a party, when executed and delivered by each Person that is a party thereto, will be the legally valid and binding obligation of such Person, enforceable against such Person in accordance with its respective terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally.

(e)            No injunction, writ, restraining order, or other order of any nature prohibiting, directly or indirectly, the consummation of the transactions contemplated herein has been issued and remains in force by any Governmental Authority against Borrower, any Guarantor, Agent, any member of the Lender Group.

(f)            No Default or Event of Default has occurred and is continuing as of the date of the effectiveness of this Amendment, and no condition exists which constitutes a Default or an Event of Default.

(g)            The representations and warranties set forth in this Amendment, the Credit Agreement, after giving effect to this Amendment, and the other Loan Documents to which it is a party are true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) on and as of the date hereof, as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall continue to be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) as of such earlier date). Notwithstanding anything herein to the contrary, none of the Element Entities are making any of the representations in Section 4.5, 4.7, 4.15 or 4.26 of the Credit Agreement on the Amendment Effective Date.

(h)            This Amendment has been entered into without force or duress, of the free will of each of Parent, Intermediate Holdco, Borrower and New Holdco, and the decision of each of Parent, Intermediate Holdco, Borrower, and New Holdco to enter into this Amendment is a fully informed decision and such Person is aware of all legal and other ramifications of each decision.

(i)             It has read and understands this Amendment, has consulted with and been represented by independent legal counsel of its own choosing in negotiations for and the preparation of this Amendment, has read this Amendment in full and final form, and has been advised by its counsel of its rights and obligations hereunder.

(j)             No Collateral other than books and records shall be kept at 3645 Long Beach Blvd, Long Beach, CA 90807.

6.             Payment of Costs and Fees. Borrower shall pay to Agent and each Lender all Lender Group Expenses (including, without limitation, the reasonable fees and expenses of any attorneys retained by Agent or any Lender) in connection with the preparation, negotiation, execution and delivery of this Amendment and any documents and instruments relating hereto.

7.             Release.

(a)            Effective on the date hereof, Borrower, New Holdco and each Guarantor, for itself and on behalf of its successors, assigns, and officers, directors, employees, agents and attorneys, and any Person acting for or on behalf of, or claiming through it, hereby waives, releases, remises and forever discharges Agent and each Lender, each of their respective Affiliates, and each of their respective successors in title, past, present and future officers, directors, employees, limited partners, general partners, investors, attorneys, assigns, subsidiaries, shareholders, trustees, agents and other professionals and all other persons and entities to whom any member of the Lenders would be liable if such persons or entities were found to be liable to Borrower or such Guarantor (each a “Releasee” and collectively, the “Releasees”), from any and all past, present and future claims, suits, liens, lawsuits, adverse consequences, amounts paid in settlement, debts, deficiencies, diminution in value, disbursements, demands, obligations, liabilities, causes of action, damages, losses, costs and expenses of any kind or character, whether based in equity, law, contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law (each a “Claim” and collectively, the “Claims”), whether known or unknown, fixed or contingent, direct, indirect, or derivative, asserted or unasserted, matured or unmatured, foreseen or unforeseen, past or present, liquidated or unliquidated, suspected or unsuspected, which Borrower or such Guarantor ever had from the beginning of the world, now has, or might hereafter have against any such Releasee which relates, directly or indirectly to the Credit Agreement, any other Loan Document, or to any acts or omissions of any such Releasee with respect to the Credit Agreement or any other Loan Document, or to the lender-borrower relationship evidenced by the Loan Documents, except for the duties and obligations set forth in this Amendment. As to each and every Claim released hereunder, Borrower, New Holdco, and each Guarantor hereby represents that it has received the advice of legal counsel with regard to the releases contained herein, and having been so advised, specifically waives the benefit of the provisions of Section 1542 of the Civil Code of California which provides as follows:

“A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.”

As to each and every Claim released hereunder, Borrower, New Holdco and each Guarantor also waives the benefit of each other similar provision of applicable federal or state law (including without limitation the laws of the state of California), if any, pertaining to general releases after having been advised by its legal counsel with respect thereto.

Borrower, New Holdco, and each Guarantor acknowledges that it may hereafter discover facts different from or in addition to those now known or believed to be true with respect to such Claims and agrees that this instrument shall be and remain effective in all respects notwithstanding any such differences or additional facts. Borrower, New Holdco, and each Guarantor understands, acknowledges and agrees that the release set forth above may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release.

(b)            Borrower, New Holdco, and each Guarantor, for itself and on behalf of its successors, assigns, and officers, directors, employees, agents and attorneys, and any Person acting for or on behalf of, or claiming through it, hereby absolutely, unconditionally and irrevocably, covenants and agrees with and in favor of each Releasee above that it will not sue (at law, in equity, in any regulatory proceeding or otherwise) any Releasee on the basis of any Claim released, remised and discharged by such Person pursuant to the above release. Borrower, New Holdco and each Guarantor further agrees that it shall not dispute the validity or enforceability of the Credit Agreement or any of the other Loan Documents or any of its obligations thereunder, or the validity, priority, enforceability or the extent of Agent’s Lien on any item of Collateral under the Credit Agreement or the other Loan Documents. If Borrower, New Holdco, or any Guarantor, or any of their respective successors, assigns, or officers, directors, employees, agents or attorneys, or any Person acting for or on behalf of, or claiming through it violate the foregoing covenant, such Person, for itself and its successors, assigns and legal representatives, agrees to pay, in addition to such other damages as any Releasee may sustain as a result of such violation, all attorneys’ fees and costs incurred by such Releasee as a result of such violation.

8.             CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER; JUDICIAL REFERENCE PROVISION. THIS AMENDMENT SHALL BE SUBJECT TO THE PROVISIONS REGARDING CHOICE OF LAW AND VENUE, JURY TRIAL WAIVER AND JUDICIAL REFERENCE PROVISION SET FORTH IN SECTION 12 OF THE CREDIT AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, MUTATIS MUTANDIS.

9.             Amendments. This Amendment cannot be altered, amended, changed or modified in any respect except in accordance with Section 14.1 of the Credit Agreement.

10.            Counterpart Execution. This Amendment may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Amendment. Delivery of an executed counterpart of this Amendment by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Amendment. Any party delivering an executed counterpart of this Amendment by telefacsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Amendment, but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Amendment.

11.            Effect on Loan Documents.

(a)            The Credit Agreement, as amended hereby, and each of the other Loan Documents shall be and remain in full force and effect in accordance with their respective terms and hereby are ratified and confirmed in all respects. The execution, delivery, and performance of this Amendment shall not operate, except as expressly set forth herein, as a modification or waiver of any right, power, or remedy of Agent or any Lender under the Credit Agreement or any other Loan Document. Except for the amendments to the Credit Agreement expressly set forth herein, the Credit Agreement and the other Loan Documents shall remain unchanged and in full force and effect. The waivers, consents and modifications set forth herein are limited to the specifics hereof (including facts or occurrences on which the same are based), shall not apply with respect to any facts or occurrences other than those on which the same are based, shall neither excuse any future non-compliance with the Loan Documents nor operate as a waiver of any Default or Event of Default, shall not operate as a consent to any further waiver, consent or amendment or other matter under the Loan Documents, and shall not be construed as an indication that any future waiver or amendment of covenants or any other provision of the Credit Agreement will be agreed to, it being understood that the granting or denying of any waiver or amendment which may hereafter be requested by Borrower remains in the sole and absolute discretion of Agent and Lenders. To the extent that any terms or provisions of this Amendment conflict with those of the Credit Agreement or the other Loan Documents, the terms and provisions of this Amendment shall control.

(b)            Upon and after the effectiveness of this Amendment, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “herein”, “hereof” or words of like import referring to the Credit Agreement, and each reference in the other Loan Documents to “the Credit Agreement”, “thereunder”, “therein”, “thereof” or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as modified and amended hereby.

(c)            To the extent that any of the terms and conditions in any of the Loan Documents shall contradict or be in conflict with any of the terms or conditions of the Credit Agreement, after giving effect to this Amendment, such terms and conditions are hereby deemed modified or amended accordingly to reflect the terms and conditions of the Credit Agreement as modified or amended hereby.

(d)            This Amendment is a Loan Document.

(e)            Unless the context of this Amendment clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the terms “includes” and “including” are not limiting, and the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or”. The words “hereof,” “herein,” “hereby,” “hereunder,” and similar terms in this Amendment refer to this Amendment as a whole and not to any particular provision of this Amendment. Section, subsection, clause, schedule, and exhibit references herein are to this Amendment unless otherwise specified. Any reference in this Amendment to any agreement, instrument, or document shall include all alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements, thereto and thereof, as applicable (subject to any restrictions on such alterations, amendments, changes, extensions, modifications, renewals, replacements, substitutions, joinders, and supplements set forth herein). The words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties. Any reference herein to the satisfaction, repayment, or payment in full of the Obligations shall mean (a) the payment or repayment in full in immediately available funds of (i) the principal amount of, and interest accrued and unpaid with respect to, all outstanding Loans, together with the payment of any premium applicable to the repayment of the Loans, (ii) all Lender Group Expenses that have accrued and are unpaid regardless of whether demand has been made therefor, (iii) all fees or charges that have accrued hereunder, under the Credit Agreement, or under any other Loan Document (including the Letter of Credit Fee and the Unused Line Fee) and are unpaid, (b) in the case of contingent reimbursement obligations with respect to Letters of Credit, providing Letter of Credit Collateralization, (c) the receipt by Agent of cash collateral in order to secure any other contingent Obligations for which a claim or demand for payment has been made on or prior to such time or in respect of matters or circumstances known to Agent or a Lender at such time that are reasonably expected to result in any loss, cost, damage, or expense (including attorneys’ fees and legal expenses), such cash collateral to be in such amount as Agent reasonably determines is appropriate to secure such contingent Obligations, (d) the payment or repayment in full in immediately available funds of all other outstanding Obligations other than (i) unasserted contingent indemnification Obligations, and (e) the termination of all of the Commitments of the Lenders. Any reference herein to any Person shall be construed to include such Person’s successors and assigns. Any requirement of a writing contained herein shall be satisfied by the transmission of a Record.

12.           Entire Agreement. This Amendment, and the terms and provisions hereof, the Credit Agreement and the other Loan Documents constitute the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersede any and all prior or contemporaneous amendments or understandings with respect to the subject matter hereof, whether express or implied, oral or written.

13.            Integration. This Amendment, together with the other Loan Documents, incorporates all negotiations of the parties hereto with respect to the subject matter hereof and is the final expression and agreement of the parties hereto with respect to the subject matter hereof.

14.           Reaffirmation of Obligations. Borrower and each Guarantor hereby (a) acknowledges and reaffirms its obligations owing to Agent and each member of the Lender Group under each Loan Document to which it is a party, and (b) agrees that each of the Loan Documents to which it is a party is and shall remain in full force and effect. Borrower and each Guarantor hereby (i) further ratifies and reaffirms the validity and enforceability of all of the Liens and security interests heretofore granted, pursuant to and in connection with the Guaranty and Security Agreement or any other Loan Document to Agent, on behalf and for the benefit of each member of the Lender Group, as collateral security for the obligations under the Loan Documents in accordance with their respective terms, and (ii) acknowledges that all of such Liens and security interests, and all Collateral heretofore pledged as security for such obligations, continue to be and remain collateral for such obligations from and after the date hereof (including, without limitation, from after giving effect to this Amendment). Each Guarantor consents to the modification of the Credit Agreement as set forth in this Amendment and any waivers granted therein. Ratification. Borrower hereby restates, ratifies and reaffirms each and every term and condition set forth in the Credit Agreement and the Loan Documents effective as of the date hereof and as modified hereby.

15.           Severability. In case any provision in this Amendment shall be invalid, illegal or unenforceable, such provision shall be severable from the remainder of this Amendment and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have entered into this Amendment as of the date first above written.

PARENT:	GLASS HOUSE BRANDS INC.

	By:	(Signed)
	Name:	Kyle D. Kazan
	Title:	Authorized Signatory

INTERMEDIATE HOLDCO:	MPB ACQUISITION CORP.

	By:	(Signed)
	Name:	Kyle D. Kazan
	Title:	Authorized Signatory

NEW HOLDCO:	GHB USUB, LLC

	By:	(Signed)
	Name:	Kyle D. Kazan
	Title:	Authorized Signatory

BORROWER	GH GROUP, INC.

	By:	(Signed)
	Name:	Kyle D. Kazan
	Title:	Authorized Signatory

SUBSIDIARY GUARANTORS:

	By:	(Signed)
	Name:	Kyle D. Kazan
	Title:	Authorized Signatory

LENDERS:	[REDACTED PER CONFIDENTIALITY PROVISIONS], as Agent, as Lead Arranger, as Book Runner

By:
Name:
Its Authorized Signatory

[REDACTED PER CONFIDENTIALITY PROVISIONS], as a Lender

By:
Name:
Its Authorized Signatory

EXHIBIT A

Post-Closing Obligations

1.	Within 5 Business Days of the Closing Date, [REDACTED NAME OF US-BASED PRIVATE CREDIT INVESTMENT FUND PER CONFIDENTIALITY PROVISIONS], or its delegate shall have received physical possession of the Warrants.

2.	Within 10 Business Days of the Closing Date, Borrower shall make all disclosures and file any disclosures required by the Department of Cannabis Control in connection with the transactions contemplated by this Agreement and deliver evidence of such disclosures in form and substance satisfactory to Agent.

3.	On or before December 31, 2021, Borrower shall deliver to Agent originals of that certain (a) Promissory Note issued by [REDACTED] dated [REDACTED] in the principal amount of $500,000, and (b) Promissory Note issued by [REDACTED] dated [REDACTED] in the principal amount of $300,000.

4.	On or before December 31, 2021, the Loan Parties shall deliver to Agent an updated operating agreement for [REDACTED], which shall correct the name of the Loan Party from [REDACTED], to [REDACTED].

5.	On or before January 21, 2022, (a) Borrower will form a holding company Subsidiary and Borrower will contribute all of its Equity Interests to the new holding company on terms and conditions satisfactory to Agent, (b) Borrower will cause the new holding company to provide a joinder to this Agreement and this Agreement will be amended on terms and conditions satisfactory to Agent to cause the new holding company to be subject to the terms and conditions of this Agreement, all in form and substance satisfactory to Agent, (b) Borrower will cause the holding company to provide Agent a joinder to the Guaranty and Security Agreement, as well as appropriate financing statements all in form and substance reasonably satisfactory to Agent (including being sufficient to grant Agent a first priority Lien in and to the assets of the holding company, (c) Borrower will provide a pledge agreement and appropriate certificates and powers, pledging all the Equity Interests in the new holding company, and (d) Borrower will provide to Agent all other documentation, including the Governing Documents of the new holding company and one or more opinions of counsel reasonably satisfactory to Agent, which, in its opinion, is appropriate with respect to the execution and delivery of the applicable documentation referred to above. Any document, agreement, or instrument executed or issued pursuant to this Section 5.21 shall constitute a Loan Document.

6.	On or before February 04, 2022, Borrower shall use commercially reasonable efforts to deliver to Agent a duly executed Collateral Access Agreement, in form and substance satisfactory to Agent, for each of the following locations:

Tenant	Landlord	Address
[REDACTED]	[REDACTED]	[REDACTED]

7.	On or before December 31, 2021, Borrower shall deliver to Agent duly executed Control Agreements, in form and substance satisfactory to Agent, for governing the following deposit accounts:

Account Number	Entity
[REDACTED]	[REDACTED]

8.	On or before February 04, 2022, Borrower shall deliver to Agent all consents and authorizations from third Persons necessary to effectuate a pledge of the Equity Interests of [REDACTED] in favor of Agent, in form and substance satisfactory to Agent.

9.	On or before January 31, 2022, Borrower shall deliver to Agent a completed Form W-9 Request for Taxpayer Identification Number and Certification form for each of:

[REDACTED]

10.	On or before March 31, 2022 (a) the County of [REDACTED] shall have issued all the Cannabis licenses that are required for the [REDACTED] Property as set forth on Schedule 4.7(b)(i), (b) such Cannabis Licenses shall be lawfully issued and in full force and effect, and (c) Agent shall have received evidence of such issuance in form and substance satisfactory to Agent.

11.	On or before March 31, 2022, (a) the State of California shall have issued all the Cannabis licenses that are required for the [REDACTED] Property as set forth on Schedule 4.7(b)(i), (b) such Cannabis Licenses shall be lawfully issued and in full force and effect, and (c) Agent shall have received evidence of such issuance in form and substance satisfactory to Agent.

12.	On or before January 28, 2022, Borrower shall deliver to Agent certificates of insurance, together with the endorsements thereto, as are required by Section 5.6 of the Credit Agreement, together with evidence that GHB USub, LLC, has been added to the Loan Parties’ existing insurance policies required by Section 5.6 of the Credit Agreement, the form and substance of which shall be satisfactory to Agent.

13.	Borrower shall use commercially reasonable efforts to deliver to Agent evidence in form and substance satisfactory that the County of Santa Barbara fixture filing with financing statement number [REDACTED] has been terminated.